July 30, 2019

Barbara Chan
Director
Aegerion Pharmaceuticals, Inc.
1800 - 510 West Georgia Street
Vancouver, BC V6B 0M3 Canada

       Re: Aegerion Pharmaceuticals, Inc.
           Application for Qualification of Indenture on Form T-3
           Filed July 18, 2019
           File No. 022-29077

Dear Ms. Chan:

        This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

        Refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the application.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Russell L. Leaf, Esq.